UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Trusst Health Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    February 11, 2019

Physical Address of Issuer:

19 Rocky Hill Lane, Lyme, NH 03768, United States

Website of Issuer:

https://www.trusst.app

Current Number of Employees:

3

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$353,229	$115,343
Cash & Cash Equivalents	$348,506	$57,158
Accounts Receivable	$0	$0
Short-term Debt	$25,613	$35,032
Long-term Debt	$0	$0
Revenues/Sales	$100,480	$9,545
Cost of Goods Sold	$49,906*	$4,558*
Taxes Paid	$0	$0
Net Income	$(446,434)	$(243,665)

*Represents Cost of Revenues

Table of Contents


April 30, 2021

FORM C-AR

Trusst Health Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Trusst Health Inc. ("**Trust Health**", the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.trusst.app/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/William Hudenko
_____
(Signature)

William Hudenko
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/William Hudenko
_____
(Signature)

William Hudenko
_____
(Name)

Director
_____
(Title)

April 30, 2021
_____
(Date)

/s/Kevin McCurdy
_____
(Signature)

Kevin McCurdy
_____
(Name)

Director
_____
(Title)

April 30, 2021
_____
(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
APRIL 30, 2021

Trusst Health Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Trusst Health Inc. is a Delaware Corporation incorporated/formed on February 11, 2019.

The Company is located at 19 Rocky Hill Lane, Lyme, NH 03768, United States. The Company conducts business in 37 U.S. states.

The Company's website is https://www.trusst.app/

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

Trusst connects clients and providers on a secure, private, HIPAA-compliant platform designed to fit today's demanding lifestyles. Using an app, those looking for therapeutic support can get started with a leading provider right away using messaging-based conversations. Licensed mental health professionals are able to use Trusst to more easily expand their practices, help more clients, and augment their income in the face of declining reimbursements within the industry. Trusst provides a D2C service and works directly with enterprise customers to support student populations.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is engaged in offering mental health services.

The Company provides a platform that facilitates communication between licensed mental health clinicians to clients. Company provides no guarantees related to the results of any of its care of Trusst network clinicians and is not liable for any actions of users as a result of its services. Company is not liable for any clinician malpractice that may occur on its platform. All Trusst clinicians are required to carry adequate malpractice coverage. All Trusst clinicians also confirm that their insurance covers telemedicine and does not have any exclusions for delivery of services through written communication.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

As a SAAS provider Trusst's liability is limited to data security issues. Trusst takes data security very seriously. Given the confidential nature of our records, we have set strict security protocols. We adhere to HIPAA guidelines which include logging access to our database, encryption at rest in the database, and encryption in transit. All data is encoded in the database using 256-bit encryption, no messages are stored locally on the phone, and users are given the option of protecting their app with a passcode. Neither staff, nor developers read messages without the written consent of a clinician and end-user.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

BUSINESS

Description of the Business

Today, demand for high-quality mental healthcare far outstrips providers. Finding a trusted, vetted therapist is challenging enough, and is too often followed by long wait times to get an appointment. Providers, on the other hand, find themselves spending more time dealing with insurance and administrative tasks instead of seeing clients and delivering care. Trusst connects clients and providers on a secure, private, HIPAA-compliant platform designed to fit

today's demanding lifestyles. Using an app, those looking for therapeutic support can get started with a leading provider right away using messaging-based conversations. Licensed mental health professionals are able to use Trusst to more easily expand their practices, help more clients, and augment their income in the face of declining reimbursements within the industry. Trusst provides a D2C service and works directly with enterprise customers to support student populations.

Business Plan

Trusst Health Inc. has two primary revenue streams. Revenue stream #1 is B2B sales to companies seeking mental health support to their employees. Customers in this vertical pay Trusst upfront to reserve a block of clinician "seats" for company employees on the Trusst app. Revenue stream #2 is D2C sales to individuals in the general public who are looking for mental health support. At tier one D2C customers pay $10/month for a subscription to premium educational materials. At tier two D2C customers pay $55/week or $199/month for one to one access to a licensed mental health clinician.

The Company's Products and/or Services

Product / Service	Description	Current Market
Trusst	Mobile application available on iOS and Android Devices	Direct-to-Consumer Market; U.S. based adults Enterprise Sales; High Schools & Higher Education

Competition

Several key competitors in the marketplace have attempted to penetrate both the Direct to Consumer mental health market and the Enterprise higher education space. Key competitors in the D2C market include Talkspace and Betterhelp. Both companies have struggled with customer acquisition costs, market penetration, customer retention, clinician retention and ethics issues. Trusst plans to utilize its advantages in scalability, credibility, scientific research, clinician compensation and a unique customer acquisition model to outcompete existing players. Key competitors in the higher education market include Meta and BetterMynd. Trusst's product offering in this vertical is more flexible and full featured than our competition. Most notable is Trusst's ability to license our software for use by internal clinical staff. Trusst also leverages novel tools such as in app psychological assessments and interactive educational content.

Customer Base
In the D2C market our primary target is adults aged 18 to 35. Our products align most strongly with texting natives in this demographic. However, our D2C user base includes adults of all ages. In the higher education market we sell to counseling center clinical leads, and directors / deans of student affairs.

Supply Chain
We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property
The Company does not own any patents or trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not aware of any threatened or actual litigation against it.

DIRECTORS, OFFICERS, AND MANAGERS

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
William J. Hudenko	CEO, Board Member	CEO Trusst since Nov 2020, CEO Voi 2019-2020, CSO Voi 2017-2019	Vanderbilt University Ph.D. Clinical Psychology Dartmouth College PostDoc Clinical Psychology University of Michigan B.A. Psychology
Kevin McCurdy	Board Member	CEO Picaboo since 2004 CEO Worthee since 2019	Babson College B.S. Business Administration

William J. Hudenko

Dr. Hudenko is a licensed psychologist, a researcher, and a professor who holds a joint appointment as a faculty member at Dartmouth College's Geisel School of Medicine and Dartmouth College's Department of Psychological and Brain Sciences. His research focuses on the use of technology to improve mental health delivery and patient outcomes. Dr. Hudenko has first-hand experience developing technology and startups. He served as a software engineer and database administrator for the National Center for Post-Traumatic Stress Disorder, and is the former CEO of Incente, LLC and Voi, Inc. both behavioral health technology platforms.

Kevin McCurdy

An experienced entrepreneur, Kevin brings more than 25 years of experience founding and successfully growing innovative companies including Bamboo.com, Zinio, Picaboo, and Worthee.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
William J. Hudenko	CEO, Board Member	CEO Trusst since Nov 2020, CEO Voi 2019-2020, CSO Voi 2017-2019	Vanderbilt University Ph.D. Clinical Psychology Dartmouth College PostDoc Clinical Psychology University of Michigan B.A. Psychology

Kevin McCurdy	Board Member	CEO Picaboo since 2004 CEO Worthee since 2019	Babson College B.S. Business Administration

KEY PERSONNEL

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dave Allen	COO	COO Trusst Health Inc. 2019-2020 Strategic Projects Consultant, Voi. Inc.2018-2019 Studio Production Manager, Simon Pearce, 2015-2017	Hawaii Pacific University M.B.A. – Finance Marlboro College B.A. – Psychology, Education
Dror Ben-Zeev	CSO	CSO, Trusst Health Inc., 2020 Professor of Psychiatry and Behavioral Sciences, University of Washington, 2017-2020 Director, Behavioral Research in Technology and Engineering (BRiTE) Center, 2017-2020	Ben-Gurion University, Israel B.A., Behavioral Sciences Illinois Institute of Technology M.S., Clinical Psychology Illinois Institute of Technology Ph.D., Clinical Psychology UCSD School of Medicine /VA San Diego Clinical Internship, Clinical Psychology UCSD School of Medicine Postdoc, Schizophrenia Research

The key personnel of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

David Allen
David has over 20 years of experience driving growth for corporations, community agencies, and foundations, including Outward Bound, Boys and Girls Clubs of America, and The Nature Conservancy. As a goal-oriented leader, he is motivated by navigating technology startups through early-stage milestones in order to achieve long-term stability and success.

Dror, Ben-Zeev
Dror Ben-Zeev, PhD, is a Professor of Psychiatry and Behavioral Sciences at the University of Washington and licensed Clinical Psychologist who specializes in development and evaluation of technology-based approaches in the study, assessment, and treatment of severe mental illnesses. He serves as the Co-Director of UW's Behavioral

Research in Technology and Engineering (BRiTE) Center (www.brite.uw.edu) and Director of the mHealth for Mental Health Program (www.mh4mh.org) a research collaborative focused on the development, evaluation, and implementation of mobile technologies (e.g. cellular phones, smartphones, sensors) designed to improve the outcomes of people with mental health conditions.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 3 employees

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Common Stock
Amount Authorized	*20,000,000
Amount outstanding	9,500,000
Par Value (if applicable)	0.0001
Voting Rights	1 Vote Per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security

*The Board of Directors has approved an increase in the authorized Common Stock from 10,000,000 to 20,000,000. An Amendment to the Company's Certificate of Incorporation is expected to be filed shortly with the Secretary of State in Delaware.

Type/Class of security	SAFEs
Amount Outstanding	$248,000
Shares Required Upon Conversion	1,570,674
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security
Conversion Terms	The SAFES have a valuation cap of $1,500,000, and a discount rate of 15%.

Type/Class of security	SAFEs
Amount Outstanding	$235,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security
Conversion Terms	The SAFES have a valuation cap of $3,500,000, and a discount rate of 10%.

Type/Class of security	SAFEs
Amount Outstanding	$545,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security
Conversion Terms	The SAFES have a valuation cap of $4,250,000, and a discount rate of 15%.

Type/Class of security	SAFEs
Amount Outstanding	$270,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security
Conversion Terms	The SAFES have a valuation cap of $5,000,000, and a discount rate of 15%.

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount Authorized	$107,956
Amount outstanding/Face Value	1 Crowd SAFE
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Crowd SAFEs which may dilute the Security
Conversion Terms	The Crowd SAFE has a valuation cap of $6,000,000 and a discount rate of 15%

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Bank of America
Amount outstanding	$25,432
Interest Rate and Amortization Schedule	1%
Other Material Terms	PPP loan*
Maturity Date	May 2022

*This Loan is made pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). It is expected that this loan will be forgiven under the CARES Act.

If the SBA does not confirm forgiveness of the Loan, or only partly confirms forgiveness of the Loan, or Borrower fails to apply for loan forgiveness, Borrower will be obligated to repay to the Bank the total outstanding balance remaining due under the Loan, including principal and interest.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$8,000	1 SAFE	Software Development & Staffing	March 6, 2019	Section(4)(a)(2)
SAFE	$50,000	1 SAFE	Software Development & Staffing	March 11, 2019	Section(4)(a)(2)
SAFE	$25,000	1 SAFE	Software Development & Staffing	March 12, 2019	Section(4)(a)(2)
SAFE	$30,000	1 SAFE	Software Development & Staffing	March 12, 2019	Section(4)(a)(2)
SAFE	$20,000	1 SAFE	Software Development & Staffing	March 30, 2019	Section(4)(a)(2)
SAFE	$25,000	1 SAFE	Software Development & Staffing	April 9, 2019	Section(4)(a)(2)
SAFE	$15,000	1 SAFE	Software Development & Staffing	April 19, 2019	Section(4)(a)(2)
SAFE	$25,000	1 SAFE	Software Development & Staffing	April 30, 2019	Section(4)(a)(2)
SAFE	$50,000	1 SAFE	Software Development & Staffing	July 19, 2020	Section(4)(a)(2)
SAFE	$75,000	1 SAFE	Software Development & Staffing	October 9, 2020	Section(4)(a)(2)
SAFE	$20,000	1 SAFE	Software Development & Staffing	January 14, 2020	Section(4)(a)(2)

SAFE	$75,000	1 SAFE	Software Development & Staffing	February 26, 2020	Section(4)(a)(2)
SAFE	$40,000	2 SAFEs	Software Development & Staffing	March 11, 2020	Section(4)(a)(2)
SAFE	$25,000	1 SAFE	Software Development & Staffing	March 12, 2020	Section(4)(a)(2)
SAFE	$270,000	9 SAFEs	Software Development & Staffing	August 24, 2020	Section(4)(a)(2)
SAFE	$75,000	1 SAFE	Software Development & Staffing	October 26, 2020	Section(4)(a)(2)
SAFE	$200,000	1 SAFE	Software Development & Staffing	November 1, 2020	Section(4)(a)(2)
SAFE	$10,000	1 SAFE	Software Development & Staffing	February 18, 2021	Section(4)(a)(2)
SAFE	$10,000	1 SAFE	Software Development & Staffing	February 18, 2021	Section(4)(a)(2)
SAFE	$250,000	1 SAFE	Software Development & Staffing	March 11, 2021	Section(4)(a)(2)
Crowd SAFE	$107,956	1 Crowd SAFE	Software Development & Staffing	April 16, 2021	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
William Hudenko	7,300,000/Common Stock	79.45%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Trusst Health Inc. ("the Company") was incorporated on February 11, 2019 under the laws of the State of Delaware, and is headquartered at 19 Rocky Hill Lane, Lyme, NH 03768, United States. Today, demand for high-quality mental healthcare far outstrips providers. Finding a trusted, vetted therapist is challenging enough, and is too often followed by long wait times to get an appointment. Providers, on the other hand, find themselves spending more time dealing with insurance and administrative tasks instead of seeing clients and delivering care. Trusst connects clients and providers on a secure, private, HIPAA-compliant platform designed to fit today's demanding lifestyles. Using an app, those looking for therapeutic support can get started with a leading provider right away using messaging-based conversations. Licensed mental health professionals are able to use Trusst to more easily expand their practices, help more clients, and augment their income in the face of declining reimbursements within the industry. Trusst provides a D2C service and works directly with enterprise customers to support student populations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company had $228,408 in cash as of March 31, 2021. The Company has a monthly burn rate of roughly $50,000/month, leaving it with a runway of 10-12 months once outstanding capital raising investments are deposited and current recurring revenue is factored in.

Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $107,956. The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation Do of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
APRIL 30, 2021

Trusst Health Inc.



TRUSST HEALTH, INC.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 B of A Operating 8660	346,887.52
1005 B of A DDA 6499	1,618.61
Total Bank Accounts	**$348,506.13**
Accounts Receivable	
1100 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
12000 Undeposited Funds	0.00
2122 Due from Employee	0.00
2124 Holding Account	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$348,506.13**
Fixed Assets	
1600 Intangible Assets	10,000.00
1701 Accumulated Amortization	-5,277.00
Total Fixed Assets	**$4,723.00**
TOTAL ASSETS	**$353,229.13**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	2,000.00
Total Accounts Payable	**$2,000.00**
Credit Cards	
2100 Bank of America CC	3,554.67
2101 BoA 5064	0.00
2102 BoA 6006	0.00
Total 2100 Bank of America CC	**3,554.67**
Total Credit Cards	**$3,554.67**
Other Current Liabilities	
2110 Direct Deposit Liabilities	0.00
2400 Payroll Liabilities	0.00
Federal Taxes (941/944)	6,159.28
Federal Unemployment (940)	42.00
NH Unemployment Tax	448.00
UT Income Tax	533.08
VT Income Tax	291.72
Total 2400 Payroll Liabilities	**7,474.08**
2450 Accrued Income Tax Payable	0.00

	TOTAL
2460 PPP Loan Interest Pbl	180.69
2510 PPP Loan	25,432.00
2700 Clinicians Payable	0.00
2710 Deferred Revenue	24,615.51
Direct Deposit Payable	0.00
Total Other Current Liabilities	**$57,702.28**
Total Current Liabilities	**$63,256.95**
Long-Term Liabilities	
2500 Loan from Bill Hudenko	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$63,256.95**
Equity	
2899 83B Equity Elections	977.50
2900 SAFE Notes	828,000.00
Happiness Capital	200,000.00
Total 2900 SAFE Notes	**1,028,000.00**
3200 Retained Earnings	-292,571.64
Net Income	-446,433.68
Total Equity	**$289,972.18**
TOTAL LIABILITIES AND EQUITY	**$353,229.13**

TRUSST HEALTH, INC.

Profit and Loss

January - December 2020

	TOTAL
Income	
4000 Income	37,387.65
4100 B2B Sales (Business 2 Business)	39,386.00
4300 PPP Grant Income	16,956.00
4400 NH Gap Fund Income	6,750.00
Total Income	**$100,479.65**
Cost of Goods Sold	
5000 Clinician Payments	
5001 Gift Card - 1 Wkly subscription	55.00
5002 Gift Card - 3 mo Subscription	22,997.70
5003 Subscriptions - Weekly	4,097.50
5004 Subscriptions - One Month	22,756.20
Total 5000 Clinician Payments	**49,906.40**
Total Cost of Goods Sold	**$49,906.40**
GROSS PROFIT	**$50,573.25**
Expenses	
5270 Software Development	116,430.00
5300 Content Development	2,200.00
6000 Legal Expenses	28,366.31
6030 Insurance Expense	726.34
6308 Professional Services	28,152.66
6320 Office Supplies/Expense	1,912.24
6323 Meals	429.63
6325 Travel & Lodging	581.54
6330 Bank Fees	164.97
6340 Amortization Expense	3,333.00
6346 Marketing & Advertising	65,414.98
6347 Merchant Fees	61.07
6348 Conferences/Professional Ed	761.96
6350 Intern Stipend	667.00
6361 Licenses	7.00
6363 Software Expense	15,155.18
6365 Penalty	25.00
6398 Dues and Subscriptions	29.00
6399 Payroll Processing Fees	117.25
6854 State Tax Expense	1,552.58
6855 Webinar Instruction	200.00
Payroll Expenses	
6210 Wages	66,307.64
6290 Officer Wages	146,875.04
6295 Payroll Taxes	17,355.85
Gross Wages	0.00
Taxes	0.00

	TOTAL
Total Payroll Expenses	230,538.53
Total Expenses	**$496,826.24**
NET OPERATING INCOME	**$ -446,252.99**
Other Expenses	
PPP Loan Interest	180.69
Total Other Expenses	**$180.69**
NET OTHER INCOME	**$ -180.69**
NET INCOME	**$ -446,433.68**